April 14, 2008
Mark C. Lee 916.558.6031 direct mlee@weintraub.com

Via EDGAR and Federal Express

Ms. Jill S. Davis
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	American Petro-Hunter, Inc. Amendment No. 1 to Current Report on Form 8-K File No. 000-22723

Dear Ms. Davis:

On behalf of American Petro-Hunter, Inc. (the "Company"), we are filing this amendment no. 1 (“Amendment”) to the Company's current report on Form 8-K originally filed with the Commission on March 28, 2008. This Amendment is being filed in response to the Staff's comment letter dated April 10, 2007. We are including a courtesy marked copy of the Amendment indicating the changes made thereon from the original Current Report filed with the Commission on March 28, 2008. Each of our responses in this letter will be provided in the order of the comments raised by the Staff's April 10, 2008 letter.

Form 8-K filed March 28, 2008

1.  In response to the Staff’s comment, the Company has amended its current report on Form 8-K dated March 28, 2008 to include additional disclosures in Item 4.01(a)(ii) regarding the opinion of the Company’s former auditors in their reports as to the Company’s ability to continue as a going concern.

2.  In response to the Staff’s comment, the Company has amended its current report on Form 8-K dated March 28, 2008 to include additional disclosures in Item 4.01(a)(iv) regarding expanded the period in which there were no disagreements with the Company’s former auditors regarding any of the matters stated in Item 304(a)(1)(iv) of Regulation S-K.

U.S. Securities and Exchange Commission
April 14, 2008

3.  In response to the Staff’s comment, the Company has obtained and filed an updated Exhibit 16 letter from the Company’s former accountants stating whether the accountant agrees with the statements made in the Amendment.

    We hope that the foregoing addresses all of the Staff's comments contained in its letter of April 10, 2008. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgement.

Very truly yours,

/s/ Mark C Lee
Mark C Lee
cc: Gregory Leigh Lyons

ACKNOWLEDGEMENT

American Petro-Hunter, Inc., (the “Registrant”), hereby acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in all of its filings with the United States Securities and Exchange Commission (the “Commission”);

2.
The Staff’s comments, or changes to disclosure in response to the Staff’s comments in the Registrant’s filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

3.	The Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: April 14, 2008
American Petro-Hunter, Inc.

	By:	/s/ Gregory Leigh Lyons
Gregory Leigh Lyons, President